United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 4

                               RESPONSE USA, INC.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.008 Per Share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   761235 50 6
                             ----------------------
                                 (CUSIP Number)

                               Richard D. Terrill
        Executive Vice President, General Counsel and Corporate Secretary
                             Western Resources, Inc.
                             818 South Kansas Avenue
                              Topeka, Kansas 66612
                                  (785)575-6322

-------------------------------------------------------------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 2, 1999
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


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CUSIP NO. 761235 50 6
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1.     NAME OF REPORTING PERSON                       Western Resources, Inc.
       S.S. OR I.R.S. IDENTIFICATION NO.              48-0290150

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF       (A)     |_|
       A GROUP                                        (B)     |_|

3.     SEC USE ONLY

4.     SOURCE OF FUNDS                                n/a

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     |_|

6.     CITIZENSHIP OR PLACE OF ORGANIZATION           State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.    SOLE VOTING POWER                          0

     8.    SHARED VOTING POWER                        411,142

     9.    SOLE DISPOSITIVE POWER                     0

     10.   SHARED DISPOSITIVE POWER                   411,142

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON                          411,142

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES CERTAIN SHARES                   |_|

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW (11)                                       5.75%

14.    TYPE OF REPORTING PERSON                       CO




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CUSIP NO. 761235 50 6
-------------------------------------------------------------------------------


1.     NAME OF REPORTING PERSON                       Westar Capital, Inc.
       S.S. OR I.R.S. IDENTIFICATION NO.              48-1092416

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF       (A)     |_|
       A GROUP                                        (B)     |_|

3.     SEC USE ONLY

4.     SOURCE OF FUNDS                                n/a

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     |_|

6.     CITIZENSHIP OR PLACE OF ORGANIZATION           State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.    SOLE VOTING POWER                          0

     8.    SHARED VOTING POWER                        411,142

     9.    SOLE DISPOSITIVE POWER                     0

     10.   SHARED DISPOSITIVE POWER                   411,142

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON                          411,142

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES CERTAIN SHARES                   |_|

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW (11)                                       5.75%

14.    TYPE OF REPORTING PERSON                       CO



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CUSIP NO. 761235 50 6
--------------------------------------------------------------------------------


1.     NAME OF REPORTING PERSON                       Protection One, Inc.
       S.S. OR I.R.S. IDENTIFICATION NO.              93-1063818

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF       (A)     |_|
       A GROUP                                        (B)     |_|

3.     SEC USE ONLY

4.     SOURCE OF FUNDS                                n/a

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     |_|

6.     CITIZENSHIP OR PLACE OF ORGANIZATION           State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.    SOLE VOTING POWER                          0

     8.    SHARED VOTING POWER                        411,142

     9.    SOLE DISPOSITIVE POWER                     0

     10.   SHARED DISPOSITIVE POWER                   411,142

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON                          411,142

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES CERTAIN SHARES                   |_|

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW (11)                                       5.75%

14.    TYPE OF REPORTING PERSON                       CO




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CUSIP NO. 761235 50 6
--------------------------------------------------------------------------------


1.     NAME OF REPORTING PERSON                      Protection One Investments,
                                                     Inc.
       S.S. OR I.R.S. IDENTIFICATION NO.             95-471-6134

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF      (A)     |_|
       A GROUP                                       (B)     |_|

3.     SEC USE ONLY

4.     SOURCE OF FUNDS                               n/a

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    |_|

6.     CITIZENSHIP OR PLACE OF ORGANIZATION          State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.    SOLE VOTING POWER                         0

     8.    SHARED VOTING POWER                       411,142

     9.    SOLE DISPOSITIVE POWER                    0

     10.   SHARED DISPOSITIVE POWER                  411,142

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON                         411,142

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES CERTAIN SHARES                  |_|

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW (11)                                      5.75%

14.    TYPE OF REPORTING PERSON                      CO




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Item 1.           Security and Issuer.

This statement on Schedule 13D ("Statement") relates to the Common Stock par value $.008 per share ("Common Stock"), of Response USA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the issuer are located at 11-H Princess Road, Lawrenceville, New Jersey 08648.

Item 2.           Identity and Background.

No material change.

Item 3.           Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.           Purpose of Transaction.

The Reporting Persons sold 150,000 shares of Common Stock of Issuer between the period of October 29, 1999 and November 2, 1999.

Item 5.           Interest in Securities of Issuer.

Based upon the Issuer's annual report for its fiscal year ended June 30, 1999 filed on Form 10-KSB with the Securities and Exchange Commission on October 13, 1999, the Issuer had a total of 7,147,731 (seven million one hundred forty seven thousand seven hundred thirty one) shares of Common Stock outstanding as of October 12,1999. As a result of the disposition of stock by the Reporting Persons between October 29, 1999 and November 2, 1999, the Reporting Persons beneficially own 411,142 (four hundred eleven thousand one hundred forty two) shares, constituting 5.75% of the Issuer's total outstanding Common Stock. The Reporting Persons have shared power to vote and shared power to dispose of the 411,142 shares of Common Stock.

Shares of Common Stock disposed of in the past sixty days are listed below:

       Shares Sold             Price Per Share                Date of Sale
            50,000                  $1.2531                     10/29/99
           100,000                  $1.2500                     11/02/99

Except as set forth in this Statement, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts exist with respect to the securities of the Issuer.

Item 7.           Materials to be Filed as Exhibits.

No material change.





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                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               WESTERN RESOURCES, INC.



                               By:   /s/ Richard D. Terrill
                               Richard D. Terrill
                               Executive Vice President, General Counsel
                               and Corporate Secretary


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               WESTAR CAPITAL, INC.



                               By:   /s/ Cynthia S. Couch
                               Cynthia S. Couch
                               Secretary and Treasurer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               PROTECTION ONE, INC.



                               By:   /s/ Anthony D. Somma
                               Anthony D. Somma
                               Chief Financial Officer, Secretary and Treasurer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               PROTECTION ONE INVESTMENTS, INC.



                               By:    /s/ Anthony D. Somma
                               Anthony D. Somma
                               Secretary and Treasurer


Dated:   November 5, 1999

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